SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             Summit Financial Group
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                     86606g
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                                 (CUSIP Number)

                                  Teresa Ely
                                 300 N MAIN ST
                                  PO Box 179
                           MOOREFIELD, WV 268361130
                                 (304) 538-0526
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   03/30/2009
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 86606g
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(1) Names of reporting persons.

    Crites, John
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF ,OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        232,024

    (8) Shared voting power:
        316,792

    (9) Sole dispositive power:
        232,024

    (10) Shared dispositive power:
         316,792

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(11) Aggregate amount beneficially owned by each reporting person.

     548,816
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     7.40%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

           The class of equity securities to which this Statement relates is the Common Stock, par value $ 2.50 per share (the "Shares"), of Summit Financial Group, Inc. a West Virginia corporation ("Summit"), whose principal executive offices are at 300 North Main Street, Moorefield, WV 26836.

Item 2. Identity and Background.

          (a) John W. Crites

          (b) PO Box 867
              Airport Road
              Petersburg, WV  26847

          (c) John W. Crites is a principal shareholder and Chairman of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, West Virginia 26847.

          (d) During the last five years, Mr. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Crites has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          (f) United States

Item 3. Source and Amount of Funds or Other Consideration.

           The source of funds for acquiring 357,576 of the Shares was personal funds of Mr. Crites and his spouse. 191,240 of the Shares jointly held by Mr. Crites and his spouse were transferred to Mr. Crites and his spouse by Allegheny Wood Products, Inc., a corporation owned solely by Mr. Crites and his spouse.

Item 4. Purpose of Transaction.

           The shares have been acquired for investment purposes. Mr. Crites does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a) Mr. Crites owns an aggregate of 548,816 shares or 7.40% of Summit Stock

          (b) Mr. Crites has sole voting and dispositive power over 232,024 of the Shares. He shares voting and dispositive power over 316,792 of the Shares with his wife, Patricia Crites. Patricia Crites is a principal shareholder and Secretary of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, West Virginia 26847. During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.


          (c) Not Applicable

          (d) Mr. Crites' spouse has the right to receive or the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 316,792 of the Shares jointly owned by them.

          (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           On March 30, 2009, Summit Financial Group, Inc. issued subordinated debt in the amount of $5,000,000 to Allegheny Wood Products, Inc. Under the terms of the subordinated debt, Summit will pay the principal sum of $5,000,000 to Allegheny on March 31, 2019. Summit will pay interest on the subordinated debt at a rate of 10% per annum. The subordinated debt may be redeemed at Summit's option on any interest payment date on or after April 1, 2014.

Item 7. Material to be Filed as Exhibits.

           Not Applicable

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/31/2009                      /s/ John W. Crites
                                      Name:  John W. Crites
                                      Title: Director


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages